Exhibit 99.2

VICINITY MOTOR CORP.

(Formerly GRANDE WEST TRANSPORTATION GROUP INC.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020, (including notes) (the “financial statements”) which are prepared in condensed format in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34, Interim Reporting. The unaudited condensed interim financial statements should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. All figures are expressed in Canadian dollars except where otherwise indicated. This MD&A has been prepared as of August 10, 2021. All amounts are in thousands of Canadian dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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About Vicinity

Vicinity Motor Corp. (formerly Grande West Transportation Group Inc.) is a Canadian company that is a leading supplier of electric, CNG, and clean-diesel buses and electric trucks for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintains a market segment leadership position in Canada, are produced by the Company’s world-class manufacturing partners or at the soon to be completed Buy America Act compliant assembly facility in Washington state. VMC’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW for batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets.

Vicinity shares trade on the Nasdaq exchange under the symbol VEV and the TSX Venture exchange under the symbol VMC.

Second Quarter and Subsequent Operational Highlights

●	Revenue grew 119% to $19.1 million in the three months ended June 30, 2021, as compared to $8.7 million for the three months ended June 30, 2020.

●	Delivered 46 buses for the three months ended June 30, 2021, as compared to 23 buses for the three months ended June 30, 2020.

●	Commenced trading of the Company’s common shares on the Nasdaq Capital Market under the symbol “VEV” to help elevate the Company’s public profile, expand its shareholder base, improve liquidity and enhance shareholder value.

●	Received $7.5 million in proceeds from accelerated warrant exercises, further fortifying the Company’s balance sheet to $10.2 million in cash, with no remaining warrants outstanding.

●	Received significant governmental support with statewide purchasing contracts, rebate eligibility and grant awards.

●	Awarded authorization from MBTA on behalf of the largest state transit association in the U.S., the California Association for Coordinated Transportation, for consortium members to select Vicinity buses in a statewide purchasing contract that gives State transit agencies authority to purchase “Buy America” compliant buses directly from the Company’s diverse portfolio through its distribution partner ABC Companies.

●	Vicinity™ buses selected for Washington statewide purchasing contract that gives state transit agencies the right to purchase from the Company’s diverse bus portfolio.

●	Received approval for a grant of US$300,000 from Washington State Department of Commerce Economic Development Strategic Reserve Fund (SRF) to assist Vicinity in building its new Vicinity Lightning™ EV and Buy America compliant bus assembly facility in Whatcom County, Washington.

●	Groundbreaking ceremony marking the start of construction on the Company’s new Buy America compliant vehicle assembly facility in Ferndale, Washington attended by Washington State Governor Jay Inslee.

●	Vicinity Lightning™ EV bus and EV trucks received eligibility for customer rebates of up to 33% of the purchase price through the Canadian Province of British Columbia’s CleanBC Go Electric Program.

●	Entered into the medium duty truck market with the development of a fully electric Class 3 vehicle with 12,000 lb GVWR rating, with initial deliveries expected to begin in the first quarter of 2022.

●	Strong sales momentum with the addition of 46 new VMC 1200 Class 3 electric truck, Vicinity Classic, and Lightning™ EV bus purchase orders.

●	14 Vicinity Lightning™ EV buses valued at over $6.0 million from Calgary Transit, the City of Calgary’s transit authority.

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●	15 Vicinity™ CNG buses for a total value of over $6.0 million from a leading Canadian provincial public transportation provider.

●	Four Vicinity™ buses for a total value of over $1.6 million from the County of Simcoe in Ontario, Canada.

●	Three clean-diesel Vicinity™ Classic buses from Québec Private Transit Operator Le Groupe Transbus.

●	Received an initial order from a private operator in British Columbia for 10 VMC 1200 Class 3 electric trucks valued at over $1.0 million.

●	New strategic partnerships powering drivetrain technology advancements

●	Announced strategic partnership to explore deploying Exro Technologies’ enhanced powertrain system into Vicinity’s next-generation electric bus fleet, expected to provide increased performance and extended range.

●	Partnered with Danfoss Editron, a business division of Danfoss, to utilize its drivetrain systems in the medium duty fully electric Vicinity Lightning™ EV Bus.

Revenue grew 119% to $19.1 million in the second quarter of 2021, as compared to $8.7 million in the same year-ago quarter. The increased revenue was primarily driven by the delivery of 46 buses in the quarter, as compared to 23 buses in the second quarter of 2020. Revenue grew 266% to $46.4 million for the six months ended June 30, 2021, as compared to $12.7 million in the six months ended June 30, 2020. The Company delivered 113 buses in the first half of 2021, as compared to 29 buses for the first half of 2020.

Gross profit increased to $2.1 million, or 11.2% of revenue, in the second quarter of 2021, as compared to a gross profit of $0.5 million, or 5.7% of revenue, in the prior year comparative period. Gross profit increased to $6.5 million, or 13.9% of revenue for the six months ended June 30, 2021, as compared to gross profit of $0.6 million, or 4.7% of revenue for the six months ended June 30, 2020. The gross profit in the three and six month periods ended June 30, 2021, were positively affected by sales mix with 2021 deliveries generally having higher expected margins than those realized in 2020.

Net loss for the second quarter of 2021 decreased to $0.4 million, or ($0.01) per share, as compared to a net loss of $0.8 million, or ($0.03) per share, in the same year-ago quarter. Net income for the six months ended June 30, 2021 was $1.7 million, as compared to a net loss of $2.5 million for the six months ended June 30, 2020.

Adjusted EBITDA (see “Non-GAAP Measures”) for the second quarter of 2021 increased to $0.3 million, as compared to an adjusted EBITDA loss of $0.5 million in the same year-ago quarter. Adjusted EBITDA for the six months ended June 30, 2021 was $2.9 million, as compared to an adjusted EBITDA loss of $1.8 million for the six months ended June 30, 2020

Working capital as at June 30, 2021, totaled $24.4 million, as compared to $16.7 million as of December 31, 2020. Working capital increased due to strong demand for the Company’s buses, with ongoing liquidity provided primarily by robust revenues and the exercise of all outstanding warrants.

Business Overview

Corporate Update

“The second quarter of 2021 was highlighted by ongoing sales momentum, and validation of our strategy from enterprise customers, state and government agencies, and the broader capital markets,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “We delivered twice as many buses in the second quarter as compared to the same year ago quarter. This traction in the marketplace is a testament to the incredible support we are receiving from state transit authorities, such as our recent approval from the California Association for Coordinated Transportation – creating a significant opportunity in the largest addressable market within the United States.

“Second quarter sales were strong, with 46 orders fulfilled across our VicinityTM Classic line with further orders being received for our breakthrough Vicinity Lightning™ EV lines of buses. Additionally, we secured an initial order for our newest product, the fully electric VMC 1200 Class 3 Truck, designed to compete in the medium duty truck category. Our sales team is building interest through our robust network of existing dealerships throughout North America and we look forward to announcing additional orders and customers for all our products in the coming months.

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“During the quarter we also achieved several key capital markets milestones for the benefit of our valued shareholders. Most notably, we recently completed our uplisting to the Nasdaq to introduce our company to a broader base of U.S. institutional investors. We fortified our balance sheet in the quarter as well, as all outstanding warrants were exercised, bringing our cash balance to $10.2 million in addition to our undrawn $20 million credit facility.

“Looking ahead to the remainder of 2021, we will be anything but complacent with our recent successes– continuing to enhance our product offering with the goal of further strengthening our position in the next-generation electric vehicle space. We expect our relationships with North American transit agencies to further expand, propelled by government support and the consumer desire for a transition to a more sustainable public transportation system. Taken together, we are incredibly well positioned to create long-term value for our shareholders, and I look forward to announcing new sales, product and strategic milestone achievements in the months to come,” concluded Trainer.

Recent Developments

In February of 2021, the Company announced the addition of ABC Companies, a leading provider of motorcoach, transit and specialty passenger transport equipment in the USA and Canada, as a distributor in the U.S. This partnership will allow Vicinity to continue to expand its product portfolio aggressively into the U.S. market including its EV products where ABC has a well-established sales network.

In February of 2021, the State of New Mexico selected Vicinity buses for a statewide purchasing contract that gives State transit agencies the right to purchase from the Company’s diverse bus portfolio.

In March of 2021, the Company announced the hiring of Manuel Achadinha as Chief Operating Officer. For over 25 years, Mr. Achadinha has built a reputation within the transportation industry for his strong work ethic, results-oriented drive and exceptional ability to forge and maintain strategic alliances. Mr. Achadinha was previously President and CEO of BC Transit from 2008 to 2018, where he led the development and implementation of BC Transit’s evolving business strategy. Mr. Achadinha has also held the position of Vice President, Terminal Operations, at BC Ferry Services Inc., where he was responsible for overseeing the operations of 48 terminals along the coast of British Columbia.

In March of 2021, the Company changed its name from Grande West Transportation Group to Vicinity Motor Corp. Concurrent with this, the Company completed a 3:1 share consolidation in preparation for its recently completed Nasdaq listing.

In March of 2021, the Company announced an order for 10 Vicinity Lightning™ EV buses with expected delivery dates in 2021.

In April of 2021, the State of Washington selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase from the Company’s diverse bus portfolio.

In April of 2021, the Company announced a new purchase order for 15 CNG buses with a legacy customer that is a Canadian provincial public transportation provider.

In April of 2021, the Company announced a strategic partnership to explore deploying Exro Technologies’ enhanced powertrain system into Vicinity’s next-generation electric bus fleet, expected to provide increased performance and extended range.

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In April of 2021, the Company announced a new purchase order of 4 Vicinity™ buses for a total value of over $1.6 million from the County of Simcoe in Ontario, Canada.

In June of 2021, the Company announced the entry into the medium duty truck market with the development of a fully electric Class 3 vehicle with 12,000 lb GVWR rating, with initial deliveries expected to begin in the first quarter of 2022.

In June of 2021, the Company announced receiving approval for a grant of US$300,000 from the Economic Development Strategic Reserve Fund (SRF) to assist Vicinity in building its new assembly facility in Ferndale, Washington.

In June of 2021, the Company received an initial order for 14 Vicinity Lightning™ EV buses valued at over $6.0 million from Calgary Transit, the City of Calgary’s transit authority with the option to purchase supplemental vehicles over a five year period.

In June of 2021, the Company announced a partnership with Danfoss Editron, a business division of Danfoss, to utilize its drivetrain systems in the medium duty fully electric Vicinity Lightning™ EV bus.

In June of 2021, the Company received an order of three Clean-Diesel Vicinity™ Classic buses from Québec Private Transit Operator Le Groupe Transbus.

In July of 2021, the Company commenced trading of the Company’s common shares on the Nasdaq Capital Market under the symbol “VEV” to help elevate the Company’s public profile, expand its shareholder base, improve liquidity and enhance shareholder value.

In July of 2021, the Company received its initial order for 10 VMC 1200 Class 3 fully electric trucks from a private operator in British Columbia valued at over $1.0 million.

In July of 2021, VMC was awarded authorization from MBTA on behalf of the largest state transit association in the U.S., the California Association for Coordinated Transportation, for consortium members to select Vicinity buses in a statewide purchasing contract that gives State transit agencies authority to purchase “Buy America” compliant buses directly from the Company’s diverse portfolio through its distribution partner ABC Companies.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company has activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Vicinity has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Vicinity has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule. Some expected sales to private operators were delayed as a result of the pandemic. Delays due to COVID-19 at our suppliers and a lack of available shipping containers shifted a portion of large orders originally expected to be delivered in 2020 into the first and second quarters of 2021. Sales orders from customers slowed after March of 2020 for the remainder of the year, which will affect deliveries for the last half of 2021. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies due to COVID-19, which may affect deliveries currently planned for 2021. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 for future deliveries. The Company’s manufacturing partners overseas are operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner temporarily idled operations and travel between Canada and the U.S has been severely limited further affecting our U.S. production. Although deliveries out of the U.S. may be delayed, the purchase orders are firm and remaining orders are still targeted to be delivered starting in 2021.

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Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

The Company remains well-positioned to serve its customers. As conditions evolve, Vicinity will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Our credit line has remained active, allowing the Company access to capital, however Vicinity recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Vicinity took significant temporary actions to control costs where it could, particularly surrounding costs and capital investments. The Company started reductions with senior management, where salaries were reduced effective April 1, 2020 and remained in place until December of 2020. The Company also implemented strict cost containment measures throughout the organization, including minimizing all discretionary costs. Vicinity is taking proactive measures to actively control working capital and retain cash throughout the COVID-19 crisis. The Company now has a strong working capital position and is well positioned for future growth.

The Canadian Government has implemented policies giving aid to businesses due to COVID-19, as a result the Company received $0.5 million in aid during the year ended December 31, 2020 which was recognized as a decrease in salary expenses in SG&A and cost of sales.

William Trainer, President and CEO of Vicinity stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Once we are through the current COVID-19 pandemic, the outlook for Vicinity, including significant growth in the U.S., remains very positive.

Delays due to COVID-19 pushed a large portion of expected 2020 deliveries into 2021. We are maintaining our strong leadership position in our market segment in Canada, and we continue to make progress in the U.S. market. During 2020 we completed and delivered seven of our first Buy America orders and took orders for further Buy America deliveries in 2021 We expect to deliver over 150 buses during 2021 based on current production and delivery schedules, with the last half of 2021 being negatively affected by the reduced order activity experienced across the industry during the first nine months of the pandemic. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies due to COVID-19 which may affect deliveries currently planned for 2021. Order activity for deliveries in 2022 and beyond remains strong across all Vicinity product lines, including the Vicinity Lightning™ EV and newly announced VMC 1200 Class 3 trucks.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued over the past few months in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

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In the U.S. the Federal government extended the funding for the Fixing America’s Surface Transportation Act (“FAST Act”) which includes $12.3 billion for transit programs through 2021. The proposed successor to the FAST ACT, the Investing in a New Vision for the Environment and Surface Transportation in America Act (“INVEST in America Act”) drafted in 2020 includes $105 billion for transit capital purchases, including a five-time increase in funding for zero-emission buses from the previous FAST Act.

In March of 2021, U.S. President Biden announced the American Jobs Plan, which includes proposals for $2.3 trillion of investments over 8 years including $85 billion to modernize existing transit systems, fund the replacement of 50,000 diesel transit vehicles, and $174 billion in investments in the EV market.

In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

The Canadian Federal budget proposed in April of 2021 includes $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Company.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Part of our strategic plan is the expansion of our product line through the recent additions of a 100% zero emission electric propulsion system to our existing Vicinity bus models and the Vicinity LT bus model to our product lineup. The Vicinity electric bus will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Our smaller LT bus model will provide Vicinity access to the high-end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways. Our first Vicinity Lightning™ EV buses are expected to be ready for delivery during 2021.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

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Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthening our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact for 2021 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended June 30, 2021	3 months ended June 30, 2020	6 months ended June 30, 2021	6 months ended June 30, 2020
(Canadian dollars in thousands - unaudited)	$	$	$	$
Net (loss) income	(388)	(795)	1,650	(2,525)
Add back
Stock based compensation	321	67	479	148
Interest	62	149	222	335
Foreign exchange loss (gain)	53	(145)	73	(205)
Amortization	248	246	495	491
Adjusted EBITDA	296	(478)	2,919	(1,756)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

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Non-GAAP financial measure – gross profit

Gross profit is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross profit expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

Summary of Quarterly Results

The financial information reported here-in has been derived from the condensed consolidated interim financial statements prepared in accordance with IFRS applicable to the preparation of these interim financial statements, including IAS 34 “Interim Financial Reporting” and is stated in Canadian dollars.

(Canadian dollars in thousands, except earning per share -unaudited)	Q2 2021 $	Q1 2021 $	Q4 2020 $	Q3 2020 $	Q2 2020 $	Q1 2020 $	Q4 2019 $	Q3 2019 $
Revenue	19,099	27,296	4,477	8,921	8,702	3,968	5,431	1,606
Gross profit	2,142	4,329	2,187	566	497	92	698	(42)
Net (loss) income	(388)	2,037	(568)	(1,309)	(795)	(1,730)	(1,759)	(2,111)
Basic earnings (loss) per share(1)	(0.01)	0.07	(0.02)	(0.05)	(0.03)	(0.07)	(0.07)	(0.09)
Diluted earnings (loss) per share(1)	(0.01)	0.06	(0.02)	(0.05)	(0.03)	(0.07)	(0.07)	(0.09)

Cash and cash equivalents	10,209	1,717	1,283	1,286	441	2,960	757	521
Working capital	24,394	20,776	16,694	10,052	10,810	11,244	12,209	14,046
Total assets	42,369	47,726	47,036	32,709	38,686	32,645	36,904	32,076
Non-current financial liabilities	967	927	534	1,669	1,626	1,552	1,634	2,567
(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Variability of revenues, gross profit, and net income (loss) over the past eight quarters is mainly driven by the timing of delivery of buses.

Three and Six Months Ended June 30, 2021 Earnings Review

(Canadian dollars in thousands, except earnings per share -unaudited)	3 months ended June 30, 2021 $	3 months ended June 30, 2020 $

Revenue	19,099	8,702
Gross profit	2,142	497
Net loss	(388)	(795)
Basic and diluted earnings (loss) per share(2)	(0.01)	(0.03)
(2)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

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Revenue

Revenue for the three months ended June 30, 2021 was $19.1 million compared to $8.7 million for the three months ended June 30, 2020, representing a 119% increase. This represented 46 deliveries versus 23 deliveries in the previous comparative period.

Gross Profit

Gross profit for bus sales and other revenue for the three months ended June 30, 2021, was $2.1 million or 11.2% of revenue as compared to the three months ended June 30, 2020, which had a gross profit of $0.5 million or 5.7%. The gross profit percentage for the three months ended June 30, 2021, was positively affected by product mix and number of buses sold when compared to the prior year period. The gross profit for the three months ended June 30, 2020 was negatively affected by product mix and the loss on sale of eight buses sold for liquidity and marketing purposes due to COIVD 19.

Net Loss

Net loss for the three months ended June 30, 2021, was $0.4 million compared to a net loss of $0.8 million for the three months ended June 30, 2020. While the net loss was less for the three months ended 2021, there were higher overall non operating expenses when compared to the previous year comparative period. Sales and administration costs were higher in 2021 due in part to approximately $0.4 million in COVID 19 related payroll savings and government grants received in 2020. Stock based compensation has increased in 2021 due to higher value share-based awards being granted for consultants and employees.

(Canadian dollars in thousands, except earnings per share -unaudited)	6 months ended June 30, 2021 $	6 months ended June 30, 2020 $

Revenue	46,395	12,670
Gross profit	6,470	590
Net income (loss)	1,650	(2,525)
Basic earnings (loss) per share(2)	0.06	(0.10)
Diluted earnings (loss) per share(2)	0.05	(0.10)
(2)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Revenue

Revenue for the six months ended June 30, 2021 was $46.4 million compared to $12.7 million for the six months ended June 30, 2020, representing a 266% increase. This represented 113 deliveries versus 29 deliveries in the previous comparative period.

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Gross Profit

Gross profit for bus sales and other revenue for the six months ended June 30, 2021 was $6.5 million or 13.9% of revenue as compared to the six months ended June 30, 2020, which had a gross profit of $0.6 million or 4.7%. This represents a gross profit increase of $5.9 million when comparing the six months ended June 30, 2021 to the prior year comparative period. The gross profit percentage for the six months ended June 30, 2021 was positively affected by product mix and number of buses sold when compared to the prior year period. The gross profit for the six months ended June 30, 2020 was negatively affected by the initial Buy America compliant buses that were produced at a higher cost, and the loss on sale of eight buses for liquidity and marketing purposes due to COIVD 19.

Net Income (Loss)

Net income for the six months ended June 30, 2021, was $1.6 million compared to a net loss of $2.5 million for the six months ended June 30, 2020, representing an increase of $4.2 million. This increase is mainly due to higher gross profit when comparing the six months ended June 30, 2021 to the prior year comparative period. This was partially offset by higher sales and administration and stock-based compensation costs in 2021.

Liquidity and Selected Cash Flow Items

(Canadian dollars in thousands - unaudited)	June 30, 2021 $	December 31, 2020 $

Cash and cash equivalents	10,209	1,283
Working capital	24,394	16,694
Total assets	42,369	47,036
Non-current financial liabilities	967	534

Vicinity had working capital of $24.4 million as at June 30, 2021 compared to working capital at December 31, 2020 of $16.7 million. Working capital has increased due to the positive results from operations and from a share financing completed in November of 2020. Vicinity had a cash and cash equivalents balance of $10.2 million as at June 30, 2021 compared to $1.3 million as at December 31, 2020.

Cash produced from operating activities during the six months ended June 30, 2021, was $14.9 million compared to cash produced of $3.8 million during the six months ended June 30, 2020. The increase of $11.1 million from the previous year was due mainly to the results of operations and the sale of inventory offset by the increased payments of accounts payable.

For the six months ended June 30, 2021, financing activities included proceeds from warrant and option exercises of $8.0 million and repayments of current debt and credit facilities of $8.3 million.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, credit facility, current and long-term loans, convertible debt and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature and current market rates for similar financial instruments.

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Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion corresponding to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from its lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 4 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain of the Company’s cash amounts have been restricted for the purposes outlined in Note 4 of the December 31, 2020 consolidated financial statements.

Commitments

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. Future minimum payments to the manufacturer as at June 30, 2021 are as follows:

$
Not later than one year	10,817
10,817

Off-Balance Sheet Arrangements

The Company has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Six months ended	Six months ended
	June 30, 2021	June 30, 2020
Salaries and Benefits	$765	$500
Non-executive directors’ fees	12	46
Rent (1)	104	109
Share based payments	308	135
	$1,189	$790

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1)	During the six months ended June 30, 2021 the Company paid $0.1 million in rent to a company owned by a director (June 30, 2020: $0.1 million). $0.1 million was recognized as depreciation and interest expense on the lease (June 30, 2020: $0.1 million).

Balances with key management and other related parties are:

As at June 30, 2021, included in accounts payable are balances owing to a director and/or officer and/or companies controlled by officers of the Company in the amount of $17,000 (June 30, 2020 - $66,003).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 as well as the consolidated financial statements for the year ended December 31, 2020.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

Segment Information

Allocation of revenues to geographic areas is as follows:

	Six months ended June 30, 2021	Six months ended June 30, 2020
	$	$
Canada
Bus sales	9,815	8,422
Parts sales	1,853	1,696
Operating lease revenue	—	216
United States
Bus sales	33,847	2,245
Parts sales	147	91
Operating lease revenue	733	—
Total	46,395	12,670

During the six months ended June 30, 2021, the Company had sales of $33.3 million to one customer representing 72% of total sales. During the six months ended June 30, 2020, the Company had sales of $5.9 million, $2.2 million and $2 million to three customers representing 47%, 18% and 16% of total sales, respectively.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

30,810,471 common shares

1,473,323 stock options

166,000 restricted share units

101,407 deferred share units

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